June 13, 2008
Via EDGAR and Facsimile (202) 772-9368
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Carmen Moncada-Terry

Re:	Foothills Resources, Inc.
Registration Statement on Form S-1
File No. 333-137925
Dear Ms. Moncada-Terry:
     Per your telephone discussions with counsel for Foothills Resources, Inc. (the “Company”), I have attached for your review a draft Prospectus Supplement No. 1 (the “Supplement”) Company’s Registration Statement on Form S-1, File No. 333-137925 (the “Registration Statement”). The Company plans to file the Supplement after the Securities and Exchange Commission declares the Company’s Registration Statement effective.
     If you have any questions, or require any additional information, please do not hesitate to call me at (661) 716-1320 or Keith Melman at Akin Gump Strauss Hauer & Feld LLP at (310) 229-1000.

Sincerely, W. Kirk Bosché W. Kirk Bosché Chief Financial Officer Foothills Resources, Inc.

Filed Pursuant to Rule 424(b)(3)
Registration Number 333-137925
FOOTHILLS RESOURCES, INC.
48,700,960 shares of common stock, and
warrants to acquire 20,597,532 shares of common stock
PROSPECTUS SUPPLEMENT NO. 1 DATED JUNE      , 2008
(TO PROSPECTUS DATED JUNE      , 2008)
     This prospectus supplement relates to the prospectus dated June  , 2008 for the resale of up to 48,700,960 shares of common stock and warrants to acquire 20,597,532 shares of common stock by the selling stockholders named in the prospectus. The board of directors of Foothills Resources, Inc. (the “Company”) has approved certain changes to the Company’s Articles of Incorporation and Bylaws, including (1) changing the Articles of Incorporation to eliminate the current restriction on the maximum number of directors of the Company, (2) changing the Bylaws to allow the board of directors to fix the number of directors, (3) changing the Bylaws to allow the Bylaws to be amended by a vote of either the Company’s board of directors or the affirmative vote of at least 66 2/3% of the outstanding capital stock of the Company, and (4) other changes to conform certain provisions of the Company’s Articles of Incorporation and Bylaws to Title 7 of the Nevada Revised Statutes. While the proposed amendments will provide the Company with increased flexibility in connection with its operations, some of them may have the effect of delaying, deferring or discouraging a person or entity from acquiring control of the Company.
     These proposed changes to the Company’s Articles of Incorporation and Bylaws will be presented to the shareholders for a vote at the Company’s 2008 annual meeting. In connection with the Company’s annual meeting of stockholders, the Company will deliver a definitive proxy statement to all shareholders of record as of the record date set forth in the definitive proxy statement. Please see the Company’s definitive proxy statement for a full description of the proposed changes to the Company’s Articles of Incorporation and Bylaws, and the others matters that will be put to a shareholder vote. Before making any voting or investment decisions, stockholders of the Company are urged to read the proxy statement and the prospectus carefully in their entirety, because they contain important information about the Company and the proposed changes to our Articles of Incorporation and Bylaws. Stockholders of the Company may obtain free copies of the proxy statement and other documents filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) at the SEC’s website at http://www.sec.gov. In addition, a stockholder who wishes to receive a copy of these materials, without charge, should submit a request to: Foothills Resources, Inc., Office of the Secretary, 4540 California Avenue, Suite 550, Bakersfield, California 93309.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus supplement dated June  , 2008